FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Paris, February 4, 2009	Press release

FOURTH QUARTER 2008: SOLID OPERATIONAL PERFORMANCE

BOTTOM LINE IMPACTED BY SUBSTANTIAL IMPAIRMENT CHARGE

KEY NUMBERS FOR THE FOURTH QUARTER 2008

•

Revenues of Euro 4.954 billion, within the company’s expectations

•

Adjusted[2] gross profit of Euro 1.648 billion or 33.3% of revenues

•

Adjusted[2] operating income[1] of Euro 297 million or 6.0% of revenues

•

Goodwill and other intangible assets impairment charge of Euro (3.910) billion

•

Reported net income (group share) of Euro (3.892) billion or Euro (1.72) per diluted share

•

Operating cash flow[3] of Euro 658 million

•

Net debt of Euro (389) million as of December 31, 2008

KEY NUMBERS FOR THE YEAR 2008

•

Revenues of Euro 16.984 billion, down 4.5% year over year (down 1.1% at constant currency)

•

Adjusted[2] gross profit of Euro 5.800 billion or 34.1% of revenues

•

Adjusted[2] operating income[1] of Euro 466 million or 2.7% of revenues

•

Goodwill and other intangible assets impairment charge of Euro (4.725) billion

•

Reported net loss (group share) of Euro (5.215) billion or Euro (2.31) per diluted share

•

Funded status of pensions & OPEB negative at year-end 2008, no additional funding anticipated through 2010

EXECUTIVE COMMENTARY

Ben Verwaayen, CEO, commented:

“In the fourth quarter, we did what we said we were going to do. I am encouraged by our operating performance, measured by our ability to achieve our top-line, operating margin and cash flow targets. The asset impairment charge that severely impacted our bottom line was made necessary by the drastic deterioration of the global economic outlook during the fourth quarter as well our decision to shift to a more focused portfolio. With an improving balance sheet, adequate funding, a new strategy in place and a clear roadmap to profitability, we are committed to executing on our plans to deliver better solutions and services to our customers and better returns to our shareholders”.

KEY HIGHLIGHTS

Alcatel-Lucent delivered solid operational performance in the fourth quarter, enabling it to meet its guidance on all three of the financial metrics it had indicated for 2008.

•

The company met its revenue guidance. The reported revenue decline of 4.5% in 2008 - within the indicated range of low to mid single-digit – is largely attributable to the shift in currencies. At constant currency exchange rates, revenue fell by 1.1% in 2008, in an economic environment that grew considerably more challenging in the latter part of the year. At constant currency exchange rates, fourth quarter revenue declined 7.5% year-over-year and increased by 16.9% sequentially. As anticipated, carrier revenues were impacted by some capital expenditure constraints in the fourth quarter, notably in fixed and mobile access. This was partially offset, however, by the strong performance of other carrier segments such as IP routing, submarine and Next Generation Networks, the resilience of the Enterprise business and solid growth in Services.

•

The operating profitability target was achieved. Adjusted gross margin came in at 34.1% for the full year, at the lower end of the mid-thirties range which had been indicated, after a slight sequential improvement in the fourth quarter. Coupled with the reduction in operating expenses, this led to an adjusted operating margin of 2.7% for 2008, within the low to mid single-digit guidance range which had been indicated at the start of the year. The fourth quarter adjusted operating profit reached 6.0% including the net positive impact of 0.2 percentage point from one-time items.

•

The cash flow target was achieved: At year end 2008, net debt was brought down to Euro (389) million, below the end-June level of Euro (415) million as indicated, thanks to an operating cash flow3 of Euro 658 million in the fourth quarter, the highest since the close of the merger. The divestiture of the stake in Thales for Euro 1.6 billion is proceeding on plan. With cash and marketable securities of Euro 4.6 billion and the availability of the Euro 1.4 billion credit line, Alcatel-Lucent remains adequately funded.

REPORTED RESULTS, BALANCE SHEET, PENSIONS &  OPEB

Reported results: during the fourth quarter, the deterioration of the economic environment and the drop in the company’s market capitalisation led to a thorough re-assessment of the carrying value of goodwill and other intangible assets on its balance sheet. The re-assessment of the company’s near-term outlook taking into account more conservative growth assumptions for the telecommunications equipment and related services market in 2009, coupled with the decision to streamline the company’s portfolio and with the use of a higher discount rate led to an asset impairment charge of Euro (3.910) billion. This is reflected in the fourth quarter net loss (group share) of Euro (3.892) billion or Euro (1.72) per diluted share (USD (2.39) per ADS). For full year 2008, Alcatel-Lucent booked total asset impairment charges of Euro (4.725) billion, reflected in the full year net loss (group share) of Euro (5.215) billion or Euro (2.31) per share (USD (3.22) per ADS).

Balance sheet highlights: the net (debt) cash position was Euro (389) million as of December 31, 2008, compared with Euro (600) million as of September 30, 2008. The sequential reduction in net debt of Euro 211 million primarily reflects the higher level of operating profitability this quarter and a positive contribution from Pensions and OPEB due to Section 420 transfers (Euro +99 million), partially offset by cash outflow related to restructuring (Euro (172) million).

Pensions & OPEB: From an accounting perspective (IAS 19), the funded status of pensions and Other Post Employment Benefits (OPEB) amounted to a deficit of Euro (429) million as of December 31, 2008 compared to a surplus of Euro 2.997 billion as of September 30, 2008. This mainly resulted from the sharp year-end decline in the AA corporate interest rates used to calculate the net present value of benefit obligations. Plan assets were more stable as the decline in equities was partially offset by a rise in the value of corporate bonds. From a regulatory perspective - which determines the funding requirements - the funded status of US plans remained positive at year end 2008 and no funding contribution is expected through at least 2010. As of December 31st, 2008, the global allocation of the group’s plan assets remained significantly overweight Fixed income, accounting for 63% of the total.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. For the fourth quarter 2008, the adjusted2 gross profit was Euro 1.648 billion or 33.3% of revenue and the adjusted2 operating income1 was Euro 297 million or 6.0% of revenues.

In the fourth quarter 2008, Alcatel-Lucent booked three one-time items including a capital gain on the sale of Intellectual Property Rights, proceeds from a litigation settlement and a material provision for a contract loss. Two of these three items impacted the adjusted gross profit with a net negative effect of Euro 14 million or 0.5 point in percentage of revenue. The third one reduced operating expenses by Euro 27 million. The net impact of all three items on the adjusted operating profit was therefore a positive Euro 13 million or 0.2 point in percentage of revenue.

The fourth quarter 2008 adjusted2 net loss (group share) was Euro (1.321) billion or Euro (0.58) per diluted share (USD (0.81) per ADS), including an impairment charge of Euro (934) million for goodwill and other intangible assets not related to the Lucent combination. The full year 2008 adjusted2 net loss (group share) was Euro (1.597) billion or Euro (0.71) per share (USD 0.98 per ADS).

OUTLOOK AND PROGRESS ON STRATEGIC PLAN

Alcatel-Lucent reiterates its guidance for 2009. The company expects the global telecommunications equipment and related services market to be down between 8% and 12% at constant currency in 2009. The company continues to anticipate an adjusted operating profit around break-even in 2009.

Progress on strategic plan: since January 1st, the new organisation is in place and the newly appointed team has started to implement the new business model and execute its strategic plan:

•

The plan to reduce costs by Euro 750 million on an annual run rate by end 2009 is progressing. The realignment of management positions, due to a reduction in span of control, is underway and the 5,000 reduction in the number of contractors is being executed.

•

Alcatel-Lucent has started to implement its plan to introduce more focused R&D and streamline its product portfolio, starting with mature technologies and the refocusing of its WiMAX investment on the enhanced wireless DSL market opportunity, while at the same time significantly boosting investments in LTE.

•

Alcatel-Lucent is currently exploring co-sourcing and partnering options.

KEY FIGURES

Adjusted Profit & Loss	Fourth	Fourth	% change,	Third	% change	Full	Full	% change,
Statement	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
In Euro million except for EPS	2008	2007	(% or pt)	2008	(% or pt)	2008	2007	(% or pt)
Revenues	4,954	5,234	-5.4%	4,065	21.9%	16,984	17,792	-4.5%
Gross profit	1,648	1,694	-2.7%	1,320	24.8%	5,800	5,962	-2.7%
in % of revenues	33.3%	32.4%	0.9 pt	32.5%	0.8 pt	34.1%	33.5%	0.6 pt
Operating income (1)	297	303	-2.0%	40	Nm	466	110	Nm
in % of revenues	6.0%	5.8%	0.2 pt	1.0%	5.0 pt	2.7%	0.6%	2.1 pt
Net income (loss) (Group share)	-1,321	-48	Nm	41	nm	-1,597	-443	Nm
EPS diluted (in Euro)	-0.58	-0.02	Nm	0.02	Nm	-0.71	-0.20	Nm
E/ADS* diluted (in USD)	-0.81	-0.03	Nm	0.03	Nm	-0.98	-0.29	Nm
Number of diluted shares (million)	2259.4	2258.7	0.0%	2259.1	0.0%	2259.2	2259.4	0.0%
*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3919 as of December 31, 2008, 1.4603 as of December 31, 2007 and 1.4081 as of September 30 2008.

Segment breakdown	Fourth	Fourth	% change,	Third	% change	Full	Full	% change,
of revenues	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(In Euro million)	2008	2007	(% or pt)	2008	(% or pt)	2008	2007	(% or pt)
Carriers	3,295	3,734	-11.8%	2,734	20.5%	11,540	12,819	-10.0%
- o/w Wireline	1,746	1,864	-6.3%	1,476	18.3%	6,131	6,481	-5.4%
- o/w Wireless access	1,234	1,454	-15.1%	1,005	22.8%	4,302	5,032	-14.5%
- o/w Convergence	350	449	-22.1%	282	23.9%	1,217	1,411	-13.8%
- o/w other & eliminations	-35	-32	Nm	-29	Nm	-110	-104	Nm
Enterprise	433	435	-0.4%	388	11.7%	1,590	1,562	1.8%
Services	1,086	1,020	6.4%	870	24.8%	3,452	3,173	8.8%
Other & eliminations	140	45	Nm	73	92.3%	402	238	69.0%
Total group revenues	4,954	5,234	-5.4%	4,065	21.9%	16,984	17,792	-4.5%

Breakdown of segment	Fourth	Fourth	% change,	Third	% change	Full	Full	% change,
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q	year	year	y-o-y
(in Euro million)	2008	2007	(% or pt)	2008	(% or pt)	2008	2007	(% or pt)
Carriers	45	93	Nm	-91	Nm	-68	-152	Nm
In % of revenues	1.4%	2.5%	-1.1 pt	-3.3%	4.7 pt	-0.6%	-1.2%	0.6 pt
Enterprise	55	56	-1.3%	29	89.0%	128	126	1.7%
In % of revenues	12.6%	12.8%	-0.1 pt	7.5%	5.2 pt	8.1%	8.1%	0.0 pt
Services	91	107	-15.0%	87	4.6%	268	147	82.1%
In % of revenues	8.4%	10.5%	-2.1 pt	10.0%	-1.6 pt	7.8%	4.6%	3.1 pt
Other & eliminations	106	47	Nm	15	Nm	138	-11	Nm
Segment op. income (loss)	297	303	-2.0%	40	Nm	466	110	Nm

Cash Flow highlights	Fourth quarter	Third quarter	Fourth quarter
In Euro million	2008	2008	2007
Net (debt)/cash at beginning of period	(600)	(415)	-124
Adjusted operating income	297	40	303
Depreciation & Amort; OP non cash; other	361	198	225
Operating Cash Flow *	658	238	528
Change in operating & other WCR	5	128	272
Interest	-32	-36	-5
Taxes	-23	-14	-23
Cash contribution to pension & OPEB	99	-98	-92
Restructuring cash outlays	-172	-113	-220
Cash flow from operating activities	535	105	460
Capital expenditures (incl. R&D cap.)	-285	-217	-274
Free Cash Flow	250	-112	186
Disposals, Discontinued, Cash from financing & Forex	-39	-73	209
Change in net(debt)/cash position	211	-185	395
Net (debt)/cash at end of period	-389	-600	271
* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

Balance sheet - Assets	Dec. 31,	Sept. 30,	Dec. 31,
In Euro million	2008	2008	2007
Total non-current assets	12,742	18,941	20,135
of which Goodwill & intangible assets, net	6,782	10,644	11,558
of which Prepaid pension costs	2,298	3,053	3,472
of which marketable securities	0	0	0
of which Other non-current assets	3,662	5,244	5,105
Total current assets	14,569	12,941	13,695
of which OWC assets	7,120	6,991	7,212
of which other current assets	2,856	1,489	1,212
of which marketable securities, cash & cash equivalents	4,593	4,461	5,271
Total assets	27,311	31,882	33,830

Balance sheet - Liabilities and shareholders' equity	Dec. 31,	Sept. 30,	Dec. 31,
In Euro million	2008	2008	2007
Total shareholders equity	5,224	10,421	11,702
of which attributable to the equity holders of the parent	4,633	9,856	11,187
of which minority interests	591	565	515
Total non-current liabilities	10,400	9,977	11,275
of which pensions, and other post-retirement benefits	4,807	3,971	4,447
of which long term debt	3,998	3,900	4,565
of which other non-current liabilities	1,595	2,106	2,263
Total current liabilities	11,687	11,484	10,853
of which provisions	2,424	2,541	2,566
of which short term debt	1,097	1,204	483
of which OWC liabilities	5,688	5,546	5,768
of which other current liabilities	2,478	2,193	2,036
Total liabilities and shareholder's equity	27,311	31,882	33,830

BUSINESS COMMENTARY

Please note that all the following business comments are based on a year-over-year comparison at constant exchange rate, unless otherwise specified.

CARRIER OPERATING SEGMENT

For the fourth quarter 2008, revenues for the Carrier operating segment were Euro 3.295 billion a decrease of (11.8) % compared to Euro 3.734 billion in the year-ago quarter, and an increase of 20.5% compared to Euro 2.734 billion in the third quarter 2008. At constant currency exchange rates, Carrier revenues decreased 13.9% year-over-year and increased 16.1% sequentially. The segment posted an adjusted2 operating1 profit of Euro 45 million or an operating margin of 1.4% compared to a profit of Euro 93 million or a margin of 2.5% in the year ago period.

Key highlights:

•

Fixed access revenue declined at a double-digit rate this quarter, impacted by the ongoing decline of the legacy ADSL market in Europe and North America. Alcatel-Lucent shipped 6.7 million DSL ports in the quarter, down 21% from the year-ago quarter and up 12% sequentially. While the deployment of next generation, fibre-based access networks has been slower than expected for both regulatory and economic reasons, Alcatel-Lucent is best positioned to benefit, with a four-quarter rolling market share ending in the third quarter 2008 of 46% in both the VDSL and GPON segments, according to Dell’Oro.

•

Alcatel-Lucent enjoyed its highest quarter ever in IP/MPLS service router revenues, with strong double-digit growth, reflecting the success of the upgraded product portfolio as well as increased customer diversification, notably in North America. The company’s IP/MPLS service routers started shipping to 15 new customers in the fourth quarter, taking the total customer base to more than 250 customers in more than 100 countries. The ATM switching business continued on its structural decline path.

•

Optical networking revenue was impacted by the slowdown in the terrestrial market, particularly in the long distance Dense-Wave Division Multiplexing (D-WDM) segment. This was partly offset by very strong growth in submarine networks and healthy growth in microwave transmission. Alcatel-Lucent is enjoying good traction with its latest introductions, with 60 customers for the next generation optical transport system (1850 TSS) and a total of 25 contracts and trials for the newly introduced microwave packet transport system (9500 MPR).

•

In mobile networks, GSM revenue declined at a lower rate than in the third quarter as the Chinese market recovered after the freeze on network expansions due to the Olympics. W-CDMA revenue was more or less stable when compared to a strong year-ago quarter but grew approximately 50% for the year as whole. CDMA revenue declined at a much lower rate than in the prior two quarters and enjoyed strong sequential recovery, driven by shipments to a new customer in China as well as higher-than-expected capital spending by a large North American CDMA operator.

•

In the Chinese 3G market, where the vendor selection process is ongoing, Alcatel-Lucent believes it is now well positioned to be one of the top three suppliers and expects to be present in all three technologies (CDMA EV-DO, TD-SCDMA, and W-CDMA) with an increased market share compared to 2G technologies. This should result in material volume shipments starting this year, more than compensating for the expected decline of the Chinese 2G market.

•

The company’s core switching activities were impacted by the strong decline in legacy TDM voice. After another quarter of double-digit growth, revenues in NGN/IMS are now higher than in legacy TDM switching. Alcatel-Lucent’s IMS solution continued to gain traction, with two more customer wins in Canada and Brazil this quarter.

•

Revenue from applications was impacted in the fourth quarter by the decline in legacy payment and Intelligent Networks (IN). Alcatel-Lucent nonetheless enjoyed good growth in Subscriber Data Management and Messaging.

ENTERPRISE OPERATING SEGMENT

For the Fourth quarter 2008, revenues for the Enterprise operating segment were Euro 433 million, a decrease of (0.4)% compared to Euro 435 million in the year-ago quarter and an increase of 11.7% compared to Euro 388 million in the third quarter 2008. At constant currency exchange rates, Enterprise revenues decreased 2.4% year-over-year and increased 7.5% sequentially. Adjusted2 operating income1 was Euro 55 million, or 12.6% of revenues compared to Euro 56 million or 12.8% in the year-ago quarter.

Key highlights:

•

Enterprise Solutions grew slightly in the quarter in spite of deteriorating economic conditions. The decline in the SMB voice telephony market was more than compensated by slight growth in the large enterprise voice telephony market and double-digit growth in data networking. Revenue from security solutions doubled in the quarter, albeit from a small base, driven in part by the success of the company’s firewall solutions.

•

Genesys, the contact centre software activity, returned to double-digit growth in the fourth quarter, with a stronger-than-expected finish to the year across all product lines and geographies.

•

From a geographic standpoint, revenue grew strongly in North America driven by the ongoing implementation of a large end-to-end contract, contracted slightly in EMEA and declined in both Latin America and APAC.

•

The adjusted operating margin was almost stable from the year-ago quarter, in spite of the slight revenue decline, reflecting a slight improvement in the segment gross margin.

SERVICES OPERATING SEGMENT

For the fourth quarter 2008, revenues for the Services operating segment were Euro 1.086 billion an increase of 6.4% compared to Euro 1.020 billion in the year-ago quarter and an increase of 24.8% compared to Euro 870 million in the third quarter 2008. At constant currency exchange rates, Services revenues increased 6.6% year-over-year and increased 23.3% sequentially. Adjusted2 operating income1 was Euro 91 million or 8.4% of revenues compared to Euro 107 million or 10.5% of revenues in the year ago quarter.

Key highlights:

•

Network operations enjoyed another quarter of very strong growth, driven by some of the large contract wins booked throughout the year, including Brazil Telecom, Reliance, Orange Switzerland, Sunrise and BT.

•

Network integration reported growth in the mid teens this quarter, similar to the prior quarter, driven by complex network design, network optimisation and network transformation projects.

•

Professional services revenues were impacted by the above mentioned slow-down in the market for legacy applications including payment and IN. IPTV and OSS integration continued to grow strongly.

•

Finally, Maintenance revenue grew at a mid single-digit rate this quarter.

•

The profitability of the segment was down both year-over-year and sequentially, which is largely attributable to a material provision for a turn-key contract. For the year 2008 as a whole, the adjusted operating margin of the Services segment improved materially from 4.6% to 7.8% which reflects the double-digit revenue growth, a favourable product mix and an improvement in the gross margin of all four activities.

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/4q2008

Notes

All adjusted figures are unaudited.

1- Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities and post-retirement benefit plan amendment.

2- “Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See annex for detailed information).

3- “Operating cash flow” is defined as cash flow before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

2009 Upcoming events/ announcements

May 4, 2009

First quarter 2009 results

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions that to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 16.98 billion in 2008 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as (i) adjusted operating profit around break-even in 2009; (ii) cost reduction by Euro 750 million on an annual run rate by end of 2009, and realignment of management positions, and a 5,000 reduction in the number of contractors; (iii) no additional pensions or OPEB funding anticipated through 2010; and (iv) remaining adequately funded. Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in our ability to execute on our strategic plan to reduce costs; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2007, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

	Q1-2008			Q2-2008			Q3-2008			Q4-2008			2008
(unaudited)	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted

Revenues	3,864	0	3,864	4,101	0	4,101	4,065	0	4,065	4,954	0	4,954	16,984	0	16,984
Cost of sales (a)	(2,467)	2	(2,465)	(2,669)	1	(2,668)	(2,746)	1	(2,745)	(3,308)	2	(3,306)	(11,190)	6	(11,184)

Gross Profit	1,397	2	1,399	1,432	1	1,433	1,319	1	1,320	1,646	2	1,648	5,794	6	5,800

Administrative and selling expenses (b)	(795)	30	(765)	(751)	28	(723)	(740)	30	(710)	(807)	34	(773)	(3,093)	122	(2,971)
Research and Development costs (c)	(708)	110	(598)	(702)	85	(617)	(664)	94	(570)	(683)	105	(578)	(2,757)	394	(2,363)

Operating income (loss) (1)	(106)	142	36	(21)	114	93	(85)	125	40	156	141	297	(56)	522	466

Restructuring costs	(122)		(122)	(265)	0	(265)	(94)	0	(94)	(81)	0	(81)	(562)		(562)
Impairment of assets	0		0	(810)	810	0	(5)	5	0	(3,910)	2,976	(934)	(4,725)	3,791	(934)
Post-retirement benefit plan amendment	0			(18)		(18)	63	0	63	2	0	2	47		47
Gain/(los) on disposal of consolidated entities	(1)		(1)	0		0	0	0	0	(6)	0	(6)	(7)		(7)

Income (loss) from operating activities	(229)	142	(87)	(1,114)	924	(190)	(121)	130	9	(3,839)	3,117	(722)	(5,303)	4,313	(990)

Financial result (net)	45	0	45	50	0	50	67	0	67	(8)	0	(8)	154		154

Share in net income(losses) of equity affiliates	28		28	28	0	28	28	0	28	12	0	12	96		96
Income tax (expense) benefit (d)	(19)	(56)	(75)	(50)	(44)	(94)	(10)	(49)	(59)	(74)	(546)	(620)	(153)	(695)	(848)

Income (loss) from continuing operations	(175)	86	(89)	(1,086)	880	(206)	(36)	81	45	(3,909)	2,571	(1,338)	(5,206)	3,618	(1,588)

Income (loss) ferom discontinued activities	0	0	0	0	0	0	(2)	0	(2)	35	0	35	33		33

Net Income (loss)	(175)	86	(89)	(1,086)	880	(206)	(38)	81	43	(3,874)	2,571	(1,303)	(5,173)	3,618	(1,555)

of which : Group share	(181)	86	(95)	(1,102)	880	(222)	(40)	81	41	(3,892)	2,571	(1,321)	(5,215)	3,618	(1,597)
Minority interests	6		6	16	0	16	2	0	2	18	0	18	42		42

Earnings per share : basic	(0.08)		(0.04)	(0.49)		(0.10)	(0.02)		0.02	(1.72)		(0.58)	(2.31)		(0.71)
Earnings per share : diluted	(0.08)		(0.04)	(0.49)		(0.10)	(0.02)		0.02	(1.72)		(0.58)	(2.31)		(0.71)

(1) Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities and post-retirement benefit plan amendment
Corresponds to the measure of operating income (loss) of the segments (refer to note 4 of the consolidated financial statements at December 31, 2008).
PPA : Purchase Price Allocation entries related to Lucent business combination
Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2008)
These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.
(a) Depreciation of the reevaluation to fair value of productive tangible assets
(b) Amortization of intangibles assets - long term customer relationship (5-8 years)
(c) Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-8 years) - Correction of the net book value of intangible disposed of (patents).
(d) Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: February 4 , 2009	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer